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	March 27, 2006	VITÓRIA
VIA EDGAR TRANSMISSION
AND FEDERAL EXPRESS
Ms. Tangela Richter
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Brigham Exploration Company’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-1131881)
Dear Ms. Richter,
     On behalf of Brigham Exploration Company (“Brigham”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”).
     In addition, we have the following responses to the legal comments of the Staff of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 17, 2006 to Ben M. Brigham. Our responses are based upon information provided to us by or on behalf of Brigham. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letters.
Comment No. 1: General
We note the offering of securities by the company and the selling stockholders listed in the registration statement. Please provide clear disclosure regarding how the sales will be allocated between the direct public offering and the resales. Disclose the extent to which investors will know whether they are purchasing from and therefore generating proceeds to the company or whether they are purchasing from the selling shareholders. Advise us of whether consideration was given to include separate base prospectuses relating to the primary and secondary offering in the registration statement in order to facilitate an investor’s understanding of either the primary or secondary offering at the time of a subsequent takedown.

Ms. Tangela Richter
March 27, 2006

     Response: Brigham has revised Amendment No. 1 on the cover page and pages 1, 13, 21, 22 and 28 to provide the requested disclosure. Brigham did not consider using separate base prospectuses relating to the primary and secondary offering. Brigham believes the disclosure in Amendment No. 1 clearly discloses the necessary information for an investor to understand whether they are purchasing from Brigham or the selling stockholders.
Comment No. 2: Where You Can Find More Information, page 1
We note the filing of the Form 10-K for the fiscal year ended December 31, 2005. Please revise to specifically incorporate this filing under this section. For guidance, please refer to the 1997 CF Manual of Publicly Available Telephone Interpretations, H. 69.
     Response: Brigham has revised Amendment No. 1 to provide the requested disclosure.
Comment No. 3: Selling Stockholders, page  1
Please disclose how the selling stockholders acquired the securities being offered by the registration statement. We believe a description of the transaction in which the selling stockholders acquired their shares is information that should be disclosed pursuant to Item 507 of Regulation S-K.
     Response: Brigham has revised Amendment No. 1 to provide the requested disclosure.
Comment No. 4: Selling Stockholders, page 21
Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over each of the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.
     Response: Brigham has revised Amendment No. 1 to explain how investment decisions are made on behalf of the selling stockholders. As investment decisions are made by investment committees whose composition changes from time to time, Brigham has not disclosed the names of the members of the investment committees. Brigham has been advised by the selling stockholders that they have previously used similar disclosure in other registration statements. Additionally, Brigham reviewed the interpretation referenced above but did not find any applicable guidance.
Comment No. 5: Selling Stockholders, page 21
Please disclose if any of the selling stockholders is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If the selling stockholder is an affiliate of a registered broker-dealer, please disclose, if

Ms. Tangela Richter
March 27, 2006

true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.
     Response: Brigham has revised Amendment No. 1 to provide the requested disclosure.
     We are providing courtesy copies of this letter and Amendment No. 1 to Melissa Duru of the Staff.
     Please direct any questions or additional comments regarding Amendment No. 1 and this letter to Joe Dannenmaier at (214) 969-1393 or the undersigned at (512) 469-6158.
Very truly yours,
/s/ Kari A. Potts
Kari A. Potts
Courtesy Copies To:
Melissa Duru
Securities and Exchange Commission

cc:	Ben M. Brigham
Brigham Exploration Company

Joe Dannenmaier
Thompson & Knight L.L.P.